EF Hutton

Division of Benchmark Investments, LLC

590 Madison Ave, 39th Floor

New York, NY 10022

August 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Nicholas Lamparski, Mara Ransom,
Tatanisha Meadows or Adam Phippen
Division of Corporation Finance

Re:	Reborn Coffee, Inc.
Registration Statement on Form S-1
Filed December 29, 2021, as amended
File No. 333-261937

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the amended request of Reborn Coffee, Inc. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4 p.m. Eastern time on Friday, August 12, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we, acting as representative of the several underwriters, distributed as many copies of the Preliminary Prospectus, dated August 9, 2022, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

EF HUTTON, DIVISION OF BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

As representative of the underwriters